TOYS “R” US PROPERTY COMPANY II, LLC

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5740

FACSIMILE: (973) 617-4043

e-mail: david.schwartz@toysrus.com

October 4, 2010

VIA EDGAR AND FAX

Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Correspondence from SEC Staff dated September 30, 2010
regarding Toys “R” Us Property Company II, LLC Amendment No. 1 to
Registration Statement on Form S-4 Filed August 4, 2010
File No. 333- 168515

Dear Ms. Gowetski:

On behalf of Toys “R” Us Property Company II, LLC (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 30, 2010 (the “comment letter”) relating to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 filed on September 17, 2010 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and generally updates other information.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. We have also sent by overnight courier to the Staff a copy of this letter and bound copies of Amendment No. 2 marked to reflect the revisions made to the Registration Statement that are described below.

In order to expedite the Staff’s review of the Company’s response, we have numbered and reproduced below in italics the full text of the comments of the Staff, each of which is followed by the Company’s response. Unless otherwise defined herein, capitalized terms are used herein as defined in Amendment No. 2.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

General

1.	We note your response to comment 13 in our letter dated August 31, 2010 and your disclosure on page 104 that TRU allocated 131 properties to you in 2005, of which, 129 remain. We also note your disclosure on page 51 that you have transferred 6 properties to Toys-Delaware and on page 104 that you acquired all of the properties held by MPO Properties in connection with the transactions and the issuance of the notes. Finally, we note the reference on page 2 to acquiring 25 stores and related real properties and leasehold interests from Toys-Delaware for $120 million. Please revise to reconcile your disclosure throughout your registration statement to clarify how many properties you own and how you acquired them or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 39 and 104 of Amendment No. 2 to reconcile the disclosure throughout the Registration Statement.

In addition, in order to facilitate the Staff’s review, the table below sets forth the reconciliation between the number of properties originally held by Giraffe and MPO as of 2005, and the number of properties currently held by the Company, after giving effect to the November 20, 2009 transactions:

	Number of Properties		Total
Original Allocation
Giraffe Properties, LLC (“Giraffe”)	89	[1]
MPO Properties, LLC (“MPO”)	46

Total of properties allocated by TRU to MPO and Giraffe as of 2005			135	[2]

Real Estate Transactions (as described on page 39 of the prospectus)
Interim Transfers to Toys-Delaware
Properties transferred to Toys-Delaware pursuant to the MPO Sales Transaction	25
MPO properties contributed on TRU’s behalf to Toys-Delaware	21

Subtotal	46

Transfers between Toys-Delaware and the Company
Net: 30 MPO properties transferred to the Company from Toys-Delaware in exchange for 6 properties (consisting of 4 distribution centers and 2 stores)	24
Purchase of properties by the Company from Toys-Delaware for $120 million	16

Subtotal	40

Originally allocated properties removed from Giraffe and MPO			(6)

Total properties held by Company as of July 31, 2010			129

(1)	Consisting of 85 stores and 4 distribution centers.
(2)	Consisting of 131 stores and 4 distribution centers.

The Transactions, page 39

2.	Please revise this section to clarify, if true, that the listed transactions occurred immediately prior to or concurrently with the offering of the outstanding notes. Alternatively, please provide the date on which each listed transaction occurred.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 2.

Indebtedness of Toys-Delaware, page 94

3.	We note your disclosure on page 94 regarding certain debt facilities of Toys-Delaware which are secured by certain of its subsidiaries. Please confirm that you are not one of the entities which is securing or otherwise guaranteeing the Toys-Delaware indebtedness. Alternatively, please revise your disclosure, including risk factors, accordingly.

In response to the Staff’s comment, the Company confirms that the Company is not one of the entities that secures or guarantees Toys-Delaware’s indebtedness.

Additional Note Guarantees, page 147

4.	We note your response to comment 20 in our letter dated August 31, 2010 that the issuance of any future note guarantees would not result in a sale requiring registration under the Securities Act of 1933. Please provide us with a legal analysis which clarifies why the issuance of these securities would not qualify as a sale under Section 2(a)(3) of the Securities Act.

The Company advises the Staff that it currently does not intend to add additional guarantors. However, to the extent additional subsidiaries become guarantors of the Notes prior to the expiration of the exchange offer, the Company will update the Registration Statement as necessary (including updating the facing

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

page, the signature pages and the financial statements to reflect the additional guarantors) to register the additional note guarantees. The Company further advises the Staff that if additional subsidiaries become guarantors of the Notes after the expiration of the exchange offer, no registration of the note guarantees will be required because holders of the Notes would not be making a new investment decision and, as such, there would be no “sale” for purposes of Section 2(a)(3) of the Securities Act of 1933, as amended.

Financial Statements

Audited Financial Statements of Toys “R” Us — Delaware, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14 — Litigation and Legal Proceedings, page F-66

Additional Note Guarantees, page 147

5.	We note your response to our prior comment 23. In your response you state that you do not believe that an unfavorable outcome of the antitrust litigation was either probable or estimable under ASC 450 until May 19, 2010. Please tell us when you determined that an unfavorable outcome was at least reasonably possible and how you determined it was unnecessary to disclose either (a) the possible loss or range of loss or (b) a statement that an estimate of the loss could not be made in your financial statement footnotes.

In response to the Staff’s comment, the Company advises the Staff that prior to the initiation of the negotiations related to this antitrust litigation in May 2010, the Company did not believe that an unfavorable outcome was probable or estimable under ASC 450, or even reasonably possible. The Company first determined that an unfavorable outcome was reasonably possible only as a result of the negotiations with plaintiffs in May, 2010. At that time, the Company entered into a confidential settlement agreement after weighing the cost and risks of continuing the litigation, against the benefit of settling the case at that time. After such consideration, on May 19, 2010, the Company decided to reach a confidential settlement and has revised the disclosure to reflect this.

Please do not hesitate to call the undersigned at (973) 617-5740 or Michael D. Nathan of Simpson Thacher & Bartlett LLP at (212) 455-2538 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ David J. Schwartz

David J. Schwartz, Esq.

cc:	Via Facsimile
Jennifer Monick, Securities and Exchange Commission
Robert Telewicz, Securities and Exchange Commission
Adam F. Turk, Securities and Exchange Commission
Michael D. Nathan, Simpson Thacher & Bartlett LLP